PUBLIC

20008390

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Alhambra Plaza, Suite PH 2
(No. and Street)

Coral Gables (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana (786) 425-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra LLC.
(Name – *if individual, state last, first, middle name*)

1450 Brickell Avenue, 18th Floor (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 28 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

INVEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

PUBLIC

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEX, LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA J. CARMONA
MY COMMISSION EXPIRES AUGUST 4, 2021
#GG 122785
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

INVEX, LLC
INDEX

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

PUBLIC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Invex, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Invex, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Invex, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Invex, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morrison, Brown, Argiz & Farra

We have served as Invex, LLC's auditor since 2016.

Miami, Florida
February 21, 2020

PUBLIC

INVEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	599,129
Deposits with Clearing Broker		262,781
Due from Related Parties		273,392
Securities Owned- at Fair Value		5,170,011
Receivables from Clearing Brokers		10,693,201
Prepaid and Other Assets		105,644
Right Of Use Asset - Operating		3,424,554
Furniture and Equipment - Net of Accumulated Depreciation of $295,955		219,705
TOTAL ASSETS	$	20,748,417
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses		596,979
Lease Obligations - Operating		3,692,153
Due to Related Parties		263,172
TOTAL LIABILITIES		4,552,304
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		16,196,113
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	20,748,417

The accompanying notes are an integral part of these financial statements

NOTE A - ORGANIZATION

Invex, LLC, (the "Company"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. Invex, LLC is a wholly owned subsidiary of Invex Holdings, Inc. ("Holdings") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Invex Controladora, S.A.B. de C.V., the foreign parent of Invex Holdings, Inc., is the holding company of a Mexican-based financial group (the "Group"). The Group's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. Invex, LLC is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Group as well as executing proprietary trading for Invex, LLC. The majority of the Company's revenue relates to commissions and markups attributable to customer transactions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution. The Company has experienced no losses in connection with such balances over FDIC insured amounts of $250,000 and none are expected.

Receivables from Clearing Brokers

Receivables from clearing brokers represent cash held on account available for future trades.

Other Receivables

Other receivables consist primarily of interest and commissions earned during the year but not received as of year-end. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured. As such, the Company does not record an allowance for doubtful accounts or maintain a policy for determining reserves for past due or delinquent receivables. Other Receivables are included in Prepaids and Other Assets in the Statement of Financial Condition.

PUBLIC

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Securities Transactions

Securities owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C).

Leases

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

Lessee
The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price.
- The ownership of the leased asset is transferred to the Company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheets and are expensed on a straight-line basis over the lease term.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes. The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively. The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2016.

Foreign Currency

Certain customer investment trades are executed utilizing foreign currency. Investments denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Purchases and sales of investments denominated in foreign currencies are translated into U.S. Dollar amount on the respective dates of such transactions. Reported net realized foreign exchange gains or losses arise from sales of investments, sale of foreign currencies and currency gains or losses realized between trade and settlement dates. The gains and losses are included as a component of the commission on the investment transaction.

Use of Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Such estimates include the fair value of securities and other financial instruments, allowance for doubtful accounts, accruals for liabilities, valuation allowance for deferred tax assets, revenue and expense accruals, and other matters, including a disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C – SECURITIES OWNED AND SECURITIES SOLD NOT YET PURCHASED

Securities Owned And Securities Sold Not Yet Purchased – At Fair Value

The components of securities owned and securities sold, not yet purchased- at fair value at December 31, 2019 are as follows:

	2019	
	Owned	Sold, Not Yet Purchased
Foreign debt instruments	$ 2,679,842	$ -
Mutual Fund	2,339,946	-
U.S. Treasury Bills	145,560	-
Marketable Equities	4,663	$ -
	$ 5,170,011	$ -

In 2015 the Company purchased $2,000,000 worth of shares of a Mutual Fund titled Invex Global Opportunities Fund. This mutual fund is managed by Invex Advisors, LLC, a wholly owned subsidiary of Invex Holdings, Inc. The Company sold it's entire interest in the Mutual Fund in December, 2019 and realized a gain of $276,000.

NOTE D – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following is a summary of all accounts payable and accrued expenses as of December 31, 2019:

Bonus Payable	$ 550,000
Accrued Expenses	41,284
Accounts Payable - Vendors	5,695
	$ 596,979

NOTE E – TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE F – RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

PUBLIC

NOTE G - LEASES

The Company leases office space under an operating lease in Miami, Florida. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The Company also leases automobiles under various operating leases expiring through 2022.

Operating lease assets and liabilities as of December 31, 2019 are as follows:

Operating lease ROU assets, net	$3,424,554
Operating lease liabilities	$3,692,153

Operating lease ROU assets obtained in exchange for operating lease obligations were approximately $3,424,554 for the year ended December 31, 2019.

Information associated with the measurement of the remaining operating lease obligations as of December 31, 2019 is as follows:

Weighted-average remaining lease term in years 8.55
Weighted-average discount rate 2.65%

NOTE H - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

NOTE I - RELATED-PARTY TRANSACTIONS

As of December 31, 2019, the Company has a payable to the Parent which amounted to $51,150 and which was also included in due to related parties. There were no other amounts due to the Parent.

The Company has approximately $31,365 of receivables at December 31, 2019 from employees. The Company had a note receivable due from an employee in the amount of $32,387 as of December 31, 2019. The note is unsecured and was issued on April 15, 2012 with a principal balance of $71,133 and a maturity of April 15, 2020. Such related party note and a $199,177 receivable due from affiliated entities are included in due from related parties in the accompanying Statement of Financial Condition.

Invex, LLC and Invex Advisors, LLC, subsidiaries of Invex Holdings, Inc., executed an intercompany expense-sharing agreement which took full force and effect on March 1, 2017. Based on the agreement, Invex Advisors, LLC will make quarterly payments to Invex, LLC for its share of the operating costs relating to personnel and administrative services as well as reimbursement of certain other office expenses incurred by Invex LLC on behalf of Invex Advisors. As of December 31, 2019, $199,177 was due and outstanding from Invex Advisors, LLC for the 2019 shared expenses. The corresponding receivable due from Invex Advisors, LLC is recorded in the accompanying Statement of Financial Condition as a due from related parties.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Foreign and Domestic Debt Instruments - The Company may hold both domestic and foreign corporate bonds. The fair value of these bonds is estimated using recently executed transactions, market price quotations (where observable), and bond spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

PUBLIC

INVEX, LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

NOTE J - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

- Listed Derivative Contracts – Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

- Foreign Mutual Funds – The Company may own both domestic and foreign Mutual funds. Mutual funds are valued at the net asset value ("NAV") of shares held by the plan at year end.

- U.S. Treasury Bills – The Company may own U.S. Treasury Bills. Treasury Bills are highly liquid and readily marketable securities. The Company values U.S. Treasury Bills at the daily value posted on Bloomberg by the U.S. Treasury Department.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2019:

Financial Assets and Liabilities at Fair Value
As of December 31, 2019

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Foreign Debt Instruments	$ -	$ 2,679,842	$ -	$ 2,679,842
Mutual Fund	2,339,946	-	-	2,339,946
U.S. Treasury Bills	145,560	-	-	145,560
Marketable Equities	4,663	-	-	4,663
Totals	$ 2,490,169	$ 2,679,842	$ -	$ 5,170,011

NOTE K - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization.

NOTE L - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred subsequent to December 31, 2019, through the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company didn't identify any subsequent events that would require recognition or disclosure in the financial statements.